EXHIBIT 99.7

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Vodacom’s broad-based BEE transaction

Shareholders are referred to the announcement below issued by Vodacom Group (Pty) Limited (“Vodacom”).

“1.   Introduction

In an announcement dated 10 March 2008, Vodacom, a joint venture in which Telkom SA Limited holds a 50% interest, announced its intention to implement a R7.5 billion broad-based BEE ownership transaction.

Vodacom and its shareholders, Vodafone Group plc and Telkom SA Limited, are committed to meaningful participation by historically disadvantaged South Africans at all levels of the South African economy. In furthering this commitment Vodacom has concluded agreements that will facilitate the acquisition of an effective 6.25% interest in the issued ordinary share capital of Vodacom (Proprietary) Limited (“Vodacom SA” or “the Company”) by broad-based BEE groups (“the BEE Transaction”). The BEE Transaction will be funded through a combination of equity raised from BEE investors and notional vendor funding.

The BEE Transaction is one of the largest broad-based BEE transactions in the South African information and communications technology industry and includes a significant public offer to the broad-based black South African public through YeboYethu Limited (“YeboYethu”) (the “YeboYethu Offer”).

The BEE Transaction underscores Vodacom’s commitment to achieving sustainable, broad-based BEE ownership of Vodacom SA in line with the Codes of Good Practice on Broad-Based BEE (“the Codes”).

2.	Overall BEE Transaction

2.1	Transaction structure

The BEE Transaction will be structured as follows:

The following BEE groupings will participate in the BEE Transaction and acquire an indirect/direct interest in Vodacom SA through the following entities:

•
Black people (as defined in the Codes), black controlled groups and Vodacom SA’s black business partners (collectively the “Black Public”) will participate indirectly through YeboYethu, as set out in paragraph 3 below;

•
Royal Bafokeng Holdings (Proprietary) Limited (“Royal Bafokeng”) and Thebe Investment Corporation (Proprietary) Limited (“Thebe”) (collectively referred to as “Strategic Partners”) will participate through wholly-owned subsidiaries directly in Vodacom SA, as set out in paragraph 4 below; and

•
all Vodacom South African staff will participate through the YeboYethu Employee Participation Trust (“ESOP”), which will hold a direct interest in YeboYethu as set out in paragraph 5 below;
(collectively the “BEE Participants”)

After the implementation of the BEE Transaction the effective participation in Vodacom SA and the approximate value of such shares on 30 July 2008 will be as follows:

	Number of Vodacom SA shares (m)	% of Vodacom SA post the BEE Transaction	% of the BEE Transaction	Current market value (R’m)
Black Public	90.0	1.89	30.00	2 250.0
Royal Bafokeng	94.5	1.97	31.50	2 362.5
Thebe	40.5	0.84	13.50	1 012.5
ESOP	75.0	1.55	25.00	1 875.0
Vodacom Group	4 500.0	93.75	-	112 500.0
Total	4 800.0	100.00	100.00	120 000.0

2.2	BEE Transaction mechanics

Vodacom SA will facilitate the BEE Transaction through a 10% upfront discount of R750 million and by providing the BEE Participants with notional vendor finance of R5.85 billion for a period of 7 years (“Facilitation Period”).

Assuming full subscription by YeboYethu, the BEE Participants will invest R900 million of unencumbered equity in the BEE Transaction, which will be used to subscribe for Vodacom SA ordinary shares and Vodacom SA A shares (“A shares”) (Vodacom SA ordinary shares and A shares are collectively referred to as “Vodacom SA shares”) as follows:

•	Royal Bafokeng and Thebe will contribute equity of R540 million, which will be utilised to subscribe for 10.8 million Vodacom SA ordinary shares and 124.2 million A shares;
•	YeboYethu will subscribe for 7.2 million Vodacom SA ordinary shares and 82.8 million A shares on behalf of the Black Public; and
•	YeboYethu will also subscribe for 75 million A shares at par value for the benefit of ESOP.

The A shares will constitute a separate class of shares in the share capital of Vodacom SA and will:

•	have equal voting rights to Vodacom SA ordinary shares;
•	be entitled to dividends only once the notional vendor finance outstandings (“Notional Outstandings”) are nil, or when the Vodacom SA Call Option as described in paragraph 2.3 below is exercised;
•
the Notional Outstandings for each A share at the implementation date is R20.1087 (other than in respect of the A shares pertaining to the ESOP, where the Notional Outstandings will be R22.50 per A share);

•	the Notional Outstandings will increase at 10% per annum, compounded semi-annually in arrears (“Notional Rate”); and
•
the Notional Outstandings will be reduced by the notional dividends that each A share would have received if it was a Vodacom SA ordinary share. The notional dividends will be increased and compounded at the Notional Rate.

2.3	Vodacom SA Call Option

Vodacom SA has the option to purchase, at the end of the Facilitation Period, such number of A shares (and Vodacom SA ordinary shares, if required) at par value, which will result in the Notional Outstandings being realised (“Vodacom SA Call Option”).

The number of A shares (and Vodacom SA ordinary shares, if required) in respect of which Vodacom SA will have the Vodacom SA Call Option will be determined using an independent fair market valuation of Vodacom SA.

After the exercise of the Vodacom SA Call Option, the BEE Participants will be left with such number of Vodacom SA shares having a market value based on the growth in value plus dividends in excess of the Notional Rate.

2.4	BEE Participants call option

To allow the BEE Participants to retain their original shareholding immediately before the exercise of the Vodacom SA Call Option, BEE Participants will have the right to subscribe for Vodacom SA ordinary shares at fair market value.

2.5	BEE Transaction funding

The BEE Transaction will be funded as follows:

	Equity contribution (R’m)	Upfront discount (R’m)	Notional vendor finance (R’m)	Value of Vodacom SA shares acquired (R’m)
Royal Bafokeng	378	236.25	1 748.25	2 362.50
Thebe	162	101.25	749.25	1 012.50
YeboYethu Offer	360	225.00	1 665.00	2 250.00
ESOP	-	187.50	1 687.50	1 875.00
Total	900	750.00	5 850.00	7 500.00

2.6	BEE Transaction facilitation cost

The estimated facilitation cost of the BEE Transaction is approximately 2% of Vodacom SA’s value, and nearly 30% of the BEE Transaction value, and is in line with comparable recent BEE transactions.

2.7	BEE Transaction term

The BEE Transaction will have a 10 year term (“the Transaction Term”).

2.8	Dividend rights

Vodacom SA is expected to declare at least 50% of Vodacom SA’s consolidated annual after tax profits as a dividend to ordinary shareholders, subject to legal requirements and good business practice.

2.9	Governance of Vodacom SA

Royal Bafokeng, Thebe and YeboYethu will each be entitled to appoint a board member to the board of Vodacom SA, which currently has 13 members.

3.	Participation by the Black Public in the YeboYethu Offer

The YeboYethu Offer will result in the Black Public acquiring ordinary shares in the issued share capital of YeboYethu, which will hold shares directly in Vodacom SA.

3.1	Subscription in terms of the YeboYethu Offer

14.4 million YeboYethu ordinary shares (“YeboYethu shares”) will be available for subscription by the Black Public.  Of this, 3.6 million YeboYethu shares will be reserved for allocation to Vodacom’s black business partners.

The actual number of YeboYethu shares allotted will be dependent on the subscriptions received. If the YeboYethu Offer is under-subscribed, Royal Bafokeng and Thebe will have the right to subscribe for the shortfall.

3.2	Terms for participation by the Black Public in the YeboYethu Offer

The public offer closes at 15h00 on Thursday, 11 September 2008. A prospectus setting out detailed terms of the YeboYethu Offer will be made available at most South African Post Office branches from 09h00 on 30 July 2008.

3.3	Governance of YeboYethu

The following directors have been appointed to the YeboYethu board:

Independent directors	Non-independent directors
Zarina Bassa	Shameel Joosub
Deenadayalen Konar	Peter Matlare

Thoko Mokgosi-Mwantembe	Tlhabeli C Ralebitso

4.	Participation by Strategic Partners in the BEE Transaction

Vodacom has selected Royal Bafokeng and Thebe as its Strategic Partners. Paragraph 2.1 sets out how Royal Bafokeng and Thebe will participate in the BEE Transaction.

4.1	Royal Bafokeng

Royal Bafokeng is the primary investment vehicle of the Royal Bafokeng Nation, a 300 000 strong broad-based black community with its roots in an ancient kingdom in the North West Province.  The Royal Bafokeng nation owns substantial platinum resources and has wisely reinvested the income received into education and health of the Royal Bafokeng Nation.  Over the past 10 years, the Royal Bafokeng Nation has spent R2 billion on building schools and clinics, as well as infrastructure such as roads and sanitation in their community.  Royal Bafokeng is responsible for the management and development of the commercial assets of the Royal Bafokeng Nation, for the sustainable benefit of the community.

4.2	Thebe

Thebe is one of the pioneers of broad-based BEE in South Africa.  Its main shareholder, the Batho Batho Trust, is a community based organisation established to promote the social and economic development of black people and women.  Thebe’s business successes have been channeled into millions of rands that have been invested through the Batho Batho Trust in numerous community projects that directly transform and develop communities.  Thebe’s goal is to be a model of empowerment wherever it does business and it has forged many local partnerships that have contributed to the development of entrepreneurs, institutions and communities.  Thebe’s philosophy of Umuntu Umuntu Ngabantu (“we are what we are because of you and you are what you are, because of us”) also precisely defines one of Vodacom’s most important values.

4.3	Terms for participation by Strategic Partners

Trading in	●	No trading of Vodacom SA shares during the Facilitation Period.
Vodacom SA shares	●	After the Facilitation Period until the end of the Transaction Term disposals of Vodacom SA shares will only be allowed to Vodacom approved BEE parties with at least the same or higher BEE status.
Composition	●	The Strategic Partners need to comply with a number of BEE principles including those that regulate the identity and composition of the Strategic Partners together with any changes to shareholdings in their corporate group structures.
Breach	●
To the extent that the Strategic Partners breach their obligations in terms of the BEE principles, they will be allowed to remedy the breach within a grace period. If the breach is not remedied and was caused by facts or circumstances in their control, the defaulting party will be deemed to have offered its shareholding in Vodacom SA to Vodacom at a discount to fair market value.

5.	Participation by ESOP in the BEE Transaction

25% of the BEE Transaction has been set aside for Vodacom’s South African staff.  All permanent employees of Vodacom, Vodacom SA and their wholly-owned South African subsidiaries, including employees who are on secondment outside of South Africa will be eligible to participate in the BEE Transaction through the allocation of units in the ESOP (“ESOP Participants”).

The ESOP will participate in the BEE Transaction through YeboYethu.  The ESOP will own 12 000 000 compulsorily convertible class “N” shares in YeboYethu (“N shares”) until the N shares convert into YeboYethu shares on the earlier of the exercise of the Vodacom SA Call Option or when the Notional Outstandings are nil.

Key terms of the ESOP

Term	●	The ESOP will have a term of 7 years (“ESOP Term”).
Vesting	●	20% of the ESOP units will vest annually from inception.
	●	ESOP participants will only receive the value at the end of the Transaction Term.
Conversion	●	N shares will automatically convert into a formula determined number of YeboYethu shares at the end of the ESOP Term.
	●	The YeboYethu shares will be distributed to ESOP Participants after the notional vendor finance and taxes have been settled.
Trading	●	No trading in ESOP units during the ESOP Term.

6.	Further announcement

A further announcement will be made once the YeboYethu Offer has closed.”

 Pro forma financial effects on Telkom

The table below sets out the pro forma financial effects of the Vodacom BEE transaction on Telkom’s basic earnings per share, headline earnings per share, net asset value and tangible net asset value per share, based on the published reviewed provisional results for the year ended 31 March 2008.  The pro forma financial effects have been prepared for illustrative purposes   only and, because of their nature, may not give a true reflection of Telkom’s financial position, changes in equity, and results of operations or cash flows.  The pro forma financial effects are the responsibility of the directors of Telkom.

	Before the implementation black ownership initiative	After the implementation of the change in black ownership initiative	% change
	(cents)	(cents)
EPS	1565	1415	(9.59)
HEPS	1635	1485	(9.18)
NAV per share	6570	6660	1.37
TNAV per share	4875	4965	1.85

Notes:

1.	The "Before" financial information has been extracted without adjustment from the published reviewed provisional annual financial results of Telkom for the financial year ended 31 March 2008.

2.
The basic and headline earnings per share calculations have been based on the assumptions that the Vodacom BEE transaction was implemented on 1 April 2007 and that it was effective for the full financial year ended 31 March 2008.  The "Before" and "After" calculation is based on 509,595,092 weighted number of shares in issue for the financial year ended 31 March 2008.  The "Before" and "After calculation is based on the following adjustments:

•	An IFRS2 charge of R809 million (being 50% of the Vodacom Group charge) based on a valuation prepared at the end of April 2008.
•
Interest income of R62 million earned on 50% of the R900 million cash received by Vodacom Group from the BEE shareholders from the issue of shares, less the related tax effect of R18 million.  Interest has been calculated at an average nominal rate of 13.8%.

3. The net asset value and net tangible asset value per share calculations have been based on the assumption that the transaction was implemented on 31 March 2008.  The "Before" and "After" net asset value and net tangible asset value per share has been calculated as the shareholder's equity divided by the number of Telkom shares in issue as at 31 March 2008.  The "Before" and “After” calculation is based on the following adjustment:
•	Cash received from the BEE shareholders of R450 million on the issue of shares, being 50% of the cash received by Vodacom Group from BEE shareholders.

Pretoria 29 July 2008 Sponsor: UBS
Special note regarding forward-looking statements

Many of the statements included in this announcement, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our mobile and other strategies, future financial position and plans, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements.  Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information – Risk Factors“, of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir.

We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectations.